Mail Stop 3561

June 25, 2008

Mr. Matthew L. Schissler
Chief Executive Officer
501 Santa Monica Blvd.
Suite 700
Santa Monica, CA 90401

> **Re:** **Cord Blood America, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-50746**

Dear Mr. Schissler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the period ended December 31, 2007

Financial Statements

Statement of Stockholders' Deficit, page 23

1. It appears that in October 2006, you pledged 5,000,000 shares of common stock as security for the $250,000 promissory note payable issued to Bergen. Please provide a detailed discussion of how you accounted for these shares as treasury stock and cite the specific authoritative literature utilized to support your accounting treatment.

Note 3. Acquisitions, page 30

2. Please revise your disclosure to discuss how you accounted for the acquisition of CorCell and provide the disclosures required by SFAS No. 141, particularly paragraph 55.

3. In connection with the comment above, please note that audited historical financial statements (as well as interim financial statements) of the acquired entity (i.e. CorCell) for applicable periods prior to the acquisition are required if the acquisition is "significant". Accordingly, for all applicable periods before the acquisition, audited historical financial statements for CorCell and pro forma financial statements are required to be filed in a Form 8-K in accordance with Item 310 (c) and (d) of Regulation S-B. If you believe that audited financial statements are not required because the acquisition is insignificant, please furnish the results of the three tests of significance in accordance with Item 310 (c) (2) of Regulation S-B and provide all supporting calculations. The amounts used in the calculations should be derived from audited financial statements of the acquired entity for the applicable periods.

4. It appears from your disclosure that the warrants issued with the Cornell agreement were considered derivative liabilities, but reclassified to equity after the issuance of FSP EITF 00-19-2. This disclosure appears to be inconsistent with the presentation in prior fiscal years. Specifically, on page 53 of the December 31, 2005 10-KSB filed on April 17, 2006, you disclose that these warrants were recorded as equity. Please clarify and advise.

5. We noted that in October 2006 you entered into an agreement with Cornell that amended the conversion price of the convertible debt and the warrants of the original agreement entered into in September 2005. Please tell us how you accounted for the modification to the credit facility and cite the specific authoritative literature you utilized to support your accounting treatment. Please refer to the guidance in EITF 96-19 and EITF 06-6 (which superseded EITF 05-7).

Enable, page 33

6. Considering the number of equity instruments that could be issued from the convertible debt and warrants under the Cornell, Shelter Island, and Corcell agreements, please provide a detailed discussion of how you considered the applicability of paragraph 19 of EITF 00-19 for each issuance.

7. We note that in November 2007, you disclose that Enable assumed the $2,311,250 note payable to Cornell. Please provide a detailed discussion of how this transaction was accounted for and cite the specific authoritative literature you utilized to support your accounting treatment.

Shelter Island, page 33

8. The exercise price of $.05 for the 36,000,000 warrants issued in connection with the $2,300,000 note appears to be inconsistent with the exercise price of $.101 disclosed in Note 11 on page 38. Please clarify or advise.

9. It appears that the registration rights agreement includes a liquidated damages provision (Section 2(b) of Exhibit 10.101 included in Form 8-K filed February 20, 2007). Please provide the disclosures required by FSP EITF 00-19-2.

10. It appears from review of exhibit 10.108 filed in the Form 8-K on February 20, 2007 that you entered into a Block Account Agreement which required the deposit of $250,000 of the debt proceeds. Under section 3(c) of the agreement, it appears that this account is under the sole dominion and control of Shelter Island until the funds have been released in accordance with the agreement. Please provide a detailed discussion of how you have accounted for the $250,000 and cite the specific authoritative literature utilized to support your accounting treatment.

Note 10. Stock Option Plan, page 36

11. It appears from your disclosure that you are accounting for stock based compensation in accordance with SFAS No. 123(R). Please provide all the disclosures required by paragraphs A240 (b)(2), (c) and (d) of SFAS No. 123(R).

Note 11. Warrant Agreements, page 38

12. The disclosure of 71,464,592 warrants issued with an exercise price of $.037 does not reconcile to the disclosure in Note 7 on page 33. Please clarify or advise.

Item 8B. Controls and Procedures

Evaluation of Controls and Procedures, page 40

13. It appears from your disclosure that you have identified a material weakness in your internal control over financial reporting, but you have concluded that your internal control of financial reporting was effective. Please note that it does not appear appropriate to conclude that your internal control over financial reporting

is effective if there are one or more material weaknesses. Please refer to the
guidance in Item 308T(a)(3) of Regulation S-B.

Management's Report on Internal Control over Financial Reporting, page 40

14. Please include a statement identifying the framework used by management to
evaluate the effectiveness of internal controls over financial reporting in
accordance with Item 308T(a)(2) of Regulation S-B.

15. Please disclose when the material weakness was identified, by whom it was
identified and when the material weakness first began.

Item 13. Exhibits and Reports on Form 8-K

Exhibits, page 46

16. We note that during the current fiscal year you filed a registration statement on
Form S-8. As a result, please file a current consent in accordance with Item 601
of Regulation S-B.

Other Exchange Act Reports

17. Please revise your other Exchange Act reports, as necessary, to comply with our
comments above.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services